Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and between

REMEC, INC.

(as Seller)

and

VERITEK MANUFACTURING SERVICES, LLC

and

SAMJOR FAMILY LIMITED PARTNERSHIP

(as Buyers)

July 1, 2005

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is made and entered into as of this 1st day of July 2005, by and among Veritek Manufacturing Services, LLC, a Delaware limited liability company (“Veritek”), Samjor Family Limited Partnership a Nevada limited partnership (“Parent”, individually Veritek and Parent being a “Buyer” and collectively the “Buyers”) and REMEC, Inc., a California corporation (“Seller”).

RECITALS

A. Seller, as part of its overall business of wireless telecommunications equipment design, manufacturing and sales, operates a business unit that engages in the business of contract manufacturing of customer designed electronic products including the assembly of surface mount interconnect printed circuit boards and the production and sale of completely assembled and tested electronic products (the “Business”). Seller desires to sell certain of the assets and liabilities of the Business to Veritek on the terms and conditions set forth in this Agreement.

B. Veritek desires to purchase such assets and liabilities from Seller on the terms and conditions set forth in this Agreement.

C. Seller and Veritek further desire to contemporaneously enter into (i) a Manufacturing Agreement whereby Seller will contract manufacture for Veritek certain products pursuant to the terms of such agreement and using certain assets sold to Veritek as part of this Agreement, (ii) a Sublease whereby Seller will sublease to Veritek certain premises at Seller’s Poway, California facility, (iii) an Information Technology Transition Services Agreement whereby Seller will provide certain transitional information technology services to Veritek on a short term basis, (iv) an Agreement Related to Baan License Agreement to support such Information Technology Transition Services Agreement and (v) a License Agreement whereby Seller will license certain intellectual property to Veritek.

D. Parent established Veritek for the purpose of acquiring the Assets and owns a controlling interest of Veritek. In consideration of the benefits it will receive pursuant to the transactions contemplated by this Agreement, Parent desires to enter into this Agreement as a Buyer solely to provide the representations, covenants, indemnification and agreements set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants set forth below, and subject to the terms and conditions set forth herein, the parties agree as follows:

ARTICLE 1

DEFINITIONS

As used in this Agreement, the following terms shall have the meanings indicated below:

“2005 Financial Statements” shall have the meaning set forth in Section 4.3.

“Accepting Employees” shall mean those Employees who accept Veritek’s offer of employment as contemplated by Section 3.1(a) and who commence employment with Veritek as of the Closing Date.

“Accountant” shall have the meaning set forth in Section 3.2(b).

“Accountant’s Determination” shall have the meaning set forth in Section 3.2(b).

“Affiliate” shall mean, in respect of any specified Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with, such specified Person.

“Affiliated Parties” shall have the meaning set forth in Section 8.2.

“Agreement” shall have the meaning set forth in the Preamble.

“Agreement Related to Baan License Agreement” shall have the meaning set forth in Section 2.7(a)(vi).

“Ancillary Agreements” shall mean the Manufacturing Agreement, the Information Technology Transition Services Agreement, the Sublease and the Agreement Related to Baan License Agreement.

“Assemblies” shall have the meaning set forth in Section 2.3(b)(iv).

“Assets” shall have the meaning set forth in Section 2.1.

“Assignment and Assumption Agreement” shall have the meaning set forth in Section 2.7(a)(iii).

“Assumed Contracts” shall have the meaning set forth in Section 2.1(d).

“Assumed Liabilities” shall have the meaning set forth in Section 2.3(a).

“Bill of Sale” shall have the meaning set forth in Section 2.7(a).

“Bulk Sales Laws” shall have the meaning set forth in Section 2.9.

“Business” shall have the meaning set forth in the Recitals. For purposes of clarification, this term does not include Seller’s fixed wireless access business.

“Business Day” means any day, other than Saturday or Sunday or days in which banks in California are entitled to close.

“Business Material Adverse Effect” shall mean any change or effect that is, individually or in the aggregate, materially adverse to the business, operations, assets, condition (financial or otherwise) or results of operations of the Business other than any change or effect (a) relating to the economy of the United States of America in general, (b) relating to the industry in which the Business operates in general and not specifically relating to the Business, (c) arising out of the announcement or pendency of the transactions contemplated by this Agreement, (d) arising out of compliance by Seller with the terms of this Agreement, (e) arising out of any action taken or announced by a Buyer or taken or announced by Seller at the request or direction of a Buyer, or any inaction or failure to act by Seller at the request or direction of a Buyer, (f) arising out of any failure of the Business to achieve projected revenue or operating results (provided, however, that in the event a separate event that independently qualifies as a Business Material Adverse Effect caused such failure, such independent event shall remain a Business Material Adverse Effect), or (g) relating to any adverse change or effect arising from any change in GAAP. Notwithstanding the foregoing, the parties acknowledge and agree that there shall be deemed to have been a Business Material Adverse Effect in the event there is a material breach or material modification of any Contract between Seller and a Key Customer that materially and adversely effects the business, operations, assets, condition (financial or otherwise) or results of operation of the Business.

“Business Payables” shall mean accounts payable of the Business arising pursuant to invoices that relate solely to the Business.

“Buyer” or “Buyers” shall have the meaning set forth in the Preamble.

“Buyer Indemnitees” shall have the meaning set forth in Section 8.2.

“Buyer Losses” shall have the meaning set forth in Section 8.2.

“Buyer Material Adverse Effect” shall mean any change or effect that is, individually or in the aggregate, materially adverse to the business, assets, financial condition or results of operations of Buyers collectively other than any change or effect (a) relating to the economy of the United States of America in general, (b) relating to the industry in which Buyers operate in general and not specifically relating to a Buyer, (c) arising out of the announcement or pendency of the transactions contemplated by this Agreement, (d) arising out of compliance by Buyers with the terms of this Agreement or (e) arising out of any action taken or announced by a Buyer at the request or direction of Seller, or any inaction or failure to act by a Buyer at the request or direction of Seller.

“Closing” shall have the meaning set forth in Section 2.5.

“Closing Balance Sheet” shall have the meaning set forth in Section 3.2(d).

“Closing Payment” shall have the meaning set forth in Section 2.4(a).

“Closing Date” shall have the meaning set forth in Section 2.5.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Contracts” shall mean any agreements, contracts, instruments, obligations, promissory notes, chattel paper, purchase orders, work orders, customer and vendor arrangements, promises or undertakings (whether written or oral) including personal property leases, conditional sales contracts and the like, that are legally binding or operationally effective and to which Seller is a party or is bound.

“Costa Rica Bill of Sale” shall have the meaning set forth in Section 2.7(a).

“Costa Rica Facility” shall mean Seller’s manufacturing facility located at Zona Franco Metropolitana, Barreal, Heredia, Costa Rica.

“Customer Assets” shall mean furniture, fixtures, equipment, supplies, inventory (including raw materials, work in process and finished goods) or other tangible personal property located at the Real Property but owned by a customer or customers of the Business and not by Seller.

“Disclosure Schedules” shall mean the schedules containing lists required by, and disclosing exceptions or qualifications to, Seller’s representations and warranties, which are being delivered by Seller to Buyers concurrently with the execution and delivery of this Agreement, as such may be amended by Seller and accepted by Buyers pursuant to Section 2.7(a)(x).

“Effective Time” shall be 11:59 p.m. Pacific time on the Closing Date.

“Employees” shall mean the employees of the Business, a list of which is set forth at Schedule 4.13.

“Encumbrance” means any mortgage, deed of trust, lien, pledge, easement, hypothecation, assignment or security interest.

“Environmental Laws” shall mean all Laws concerning (a) public health and safety relating to toxic or Hazardous Substances or (b) pollution or protection of the environment or natural resources.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as the same may be amended from time to time, and the rules and regulations issued pursuant to that Act.

“Excluded Assets” shall have the meaning set forth in Section 2.2.

“February Financial Statements” shall have the meaning set forth in Section 4.3.

“Final Determination Date” shall have the meaning set forth in Section 3.2(d).

“Financial Statements” shall have the meaning set forth in Section 4.3.

“GAAP” shall mean generally accepted accounting principals of the United States of America, consistently applied by Seller with respect to the Business.

“Governing Documents” shall mean (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) any charter, certificate of partnership, partnership agreement or similar document adopted or filed in connection with the creation, formation or organization of any other entity; and (c) any amendment or supplement to any of the foregoing.

“Governmental Authorizations” shall mean any consent, license, registration or permit issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Legal Requirement.

“Governmental Entity” shall mean any government or any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign.

“Gross Property, Plant and Equipment” shall have the meaning set forth in Section 3.2(d).

“Hazardous Substance” shall mean any substance that is regulated by a Governmental Entity and is defined or listed in, or otherwise classified pursuant to, any applicable Environmental Laws as “hazardous substances,” “hazardous materials,” “hazardous wastes” or “toxic substances.”

“Identified Sales” shall have the meaning set forth in Section 2.4(b).

“Income Statement” shall have the meaning set forth in Section 4.3.

“Indemnified Party” shall have the meaning set forth in Section 8.4.

“Indemnifying Party” shall have the meaning set forth in Section 8.4.

“Information Technology Transition Services Agreement” shall have the meaning set forth in Section 2.7(a)(iv).

“Insolvent” shall have the meaning set forth in Section 4.22 and Section 5.7, as the context requires.

“Intellectual Property” shall have the meaning set forth in Section 4.12.

“IRS” shall mean the Internal Revenue Service.

“Key Customers” shall mean Cardinal Health 301, Inc and International Game Technology, Inc.

“Knowledge” or other similar terms evidencing awareness on the part of Seller means the actual knowledge of Keith Butler, currently employed by Seller as its Vice President, Global Manufacturing Services, Winston Hickman, currently employed by Seller as its Chief Financial Officer or Thomas Waechter, currently employed by Seller as its Chief Executive Officer.

“Law” or “Laws” shall mean any constitutional provision, statute, ordinance or other law, rule or regulation of any Governmental Entity.

“Leases” shall mean collectively the following leases each related to the Real Property: (a) Commercial Real Estate Lease, dated February 20, 2002, between Ziman Realty Partners and Seller, (b) Standard Industrial/Commercial Multi-Tenant Lease-Gross, dated July 5, 2001, between State Place Development and Seller and (c) Real Estate Lease between State Place Development and Veritek (Verified Technical Corporation) dated December 1, 1997 as amended by that certain letter dated October 18, 1999 from Seller to State Place Development and that certain letter agreement between REMEC Veritek, Inc. and State Place Development dated September 26, 2003.

“Legal Requirements” shall mean any federal, provincial, state, local, municipal, foreign, international, multinational or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute or treaty applicable to the Business.

“Liability” or “Liabilities” shall mean with respect to any Person, any liability or obligation of such Person, whether absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

“License Agreement” shall have the meaning set forth in Section 2.7(a)(viii).

“Licenses” shall have the meaning set forth in Section 4.12.

“Logos” shall have the meaning set forth in Section 2.2(f).

“Manufacturing Agreement” shall have the meaning set forth in Section 2.7(a)(v).

“Material Contracts” shall have the meaning set forth in Section 4.15.

“Names” shall have the meaning set forth in Section 2.2(f).

“Net Assets Statement” shall have the meaning set forth in Section 4.3.

“Net Working Capital” shall have the meaning set forth in Section 3.2(d).

“Notice of Adjustment” shall have the meaning set forth in Section 3.2(a).

“Objection Notice” shall have the meaning set forth in Section 3.2(b).

“Ordinary Course of Business” or “Ordinary Course” shall mean actions taken in the ordinary course of the Business that are consistent with past practice and day-to-day operation of the Business.

“Overpayment” shall have the meaning set forth in Section 3.2(c).

“Parent” shall have the meaning set forth in the Preamble.

“Past Due Amounts” shall mean any and all amounts payable by Seller with respect to the Business, of every kind and nature which, according to the original terms applicable thereto (established by invoice, agreement or otherwise), became due in accordance with such terms (without the imposition of interest, penalties or a higher cost or the extension of time) before the Closing Date but were not paid before the Closing Date.

“Permitted Encumbrance” means (i) any Encumbrance for Taxes either not yet due and payable or being contested; (ii) mechanic’s, materialmen’s, workmen’s, warehousemen’s and other similar Encumbrances incurred in the Ordinary Course of Business with respect to obligations which are not past due or which are being contested; (iii) such liens, imperfections of title, easements on real property or leasehold estates as do not materially impair the operation of the Business; (iv) Encumbrances arising in the Ordinary Course of Business pursuant to Assumed Contracts and (v) Encumbrances set forth in the written terms of Assumed Contracts. Notwithstanding the foregoing, no encumbrance created or arising with respect to any liability other than Assumed Liabilities shall be deemed a Permitted Encumbrance.

“Person” shall mean any individual, corporation, partnership, limited liability company, joint venture or other entity.

“Poway Facility” shall mean Seller’s manufacturing facility located at 14020 Stowe Drive, Poway, California.

“Proposed Closing Balance Sheet” shall have the meaning set forth in Section 3.2(a).

“Purchase Price” shall have the meaning set forth in Section 2.4(a).

“Quarterly Target” shall have the meaning set forth in Section 2.4(b).

“Real Property” shall mean the property located at 2066 Aldergrove Avenue, Escondido, California and the property located at 109 State Place, Escondido, California each of which are leased by Seller pursuant to a Lease.

“REMEC SRL” shall mean REMECINC, SRL, a Costa Rica entity and wholly owned indirect subsidiary of Seller.

“Retained Liabilities” shall have the meaning set forth in Section 2.3(b).

“Securities Act” shall mean the Securities Act of 1933, as the same may be amended from time to time, and the rules and regulations issued pursuant to that Act.

“Seller” shall have the meaning set forth in the Preamble.

“Seller Indemnitees” shall have the meaning set forth in Section 8.3.

“Settlement Agreement” shall have the meaning set forth in Section 3.2(b).

“Shared Payables” shall mean accounts payable of the Business arising pursuant to invoices that relate to the Business and to other business units of Seller.

“Statement Date” shall mean April 29, 2005.

“Statement Date Net Assets Statement” shall have the meaning set forth in Section 4.3.

“Tax” or “Taxes” shall mean any and all taxes imposed or required to be collected by any federal, state or local taxing authority under any statute or regulation, including all income, gross receipts, sales, use, personal property, occupancy, business occupation, mercantile, ad valorem, transfer, license, withholding, payroll, employment, excise, real estate, environmental, capital stock, franchise, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalties and other additions thereto.

“Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Threatened” shall mean, as to Seller, that Seller has Knowledge that a demand or statement has been made, or that notice has been given, to Seller (whether written, oral or electronic) that a lawsuit, claim, arbitration proceeding, administrative proceeding, dispute or other legal action is threatened or being considered against Seller or the Business.

“Twenty-Day Period” shall have the meaning set forth in Section 3.2(b).

“Tyco Connector” shall have the meaning set forth in Section 2.3(b)(iv).

“Underpayment” shall have the meaning set forth in Section 3.2(c).

“Veritek” shall have the meaning set forth in the Preamble.

“WARN” shall mean the Worker Adjustment and Retraining Notification Act, as amended from time to time.

ARTICLE 2

PURCHASE AND SALE OF ASSETS AND ASSUMED LIABILITIES

2.1 Assets to be Sold. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing and effective as of the date set forth in the applicable bill of sale, Seller shall sell and deliver to Veritek and Veritek shall acquire from Seller, free and clear of all Encumbrances other than Permitted Encumbrances, all of Seller’s right, title and interest in and to the following:

(a) all of the furniture, fixtures, equipment, supplies, inventory (including raw materials, work in progress and finished goods) and other tangible assets used in the Business and located at the Real Property (other than the Real Property itself) or held by Employees (such as Seller-owned laptop computers, PDA’s and the like), including all assets set forth on Exhibit 2.1(a) but excluding Customer Assets, landlord-owned assets, employee-owned assets and personal property leased from third-parties and excluding the assets listed on Exhibit 2.2(h);

(b) the furniture, fixtures, equipment, supplies, inventory (including raw materials, work in progress and finished goods) and other tangible assets related to the Business located at Seller’s Poway Facility and set forth on Exhibit 2.1(b);

(c) the furniture, fixtures, equipment, supplies, inventory (including raw materials, work in progress and finished goods) and other tangible assets related to the Business located at Seller’s Costa Rica Facility and set forth on Exhibit 2.1(c);

(d) except to the extent excluded pursuant to Section 2.2(a), all Contracts and Leases related solely to the Business and arising in the Ordinary Course of Business as well as the contracts listed on Exhibit 2.1(d), and all benefits and liabilities arising therefrom (the “Assumed Contracts”);

(e) all accounts receivable and other rights to payment arising from the conduct of the Business, in whatever form, which arise or accrue before the Closing Date, whether disputed or undisputed, but excluding all such rights which arise or accrue with respect to Excluded Assets and any other assets excluded pursuant to Section 2.2;

(f) to the extent transferable, the Governmental Authorizations listed on Exhibit 2.1(f) and held by Seller exclusively for the benefit of the Business;

(g) the business and goodwill related exclusively to the Business and not arising or accruing with respect to Excluded Assets;

(h) all books, records, data and other documents related exclusively to the Assets and/or the Assumed Liabilities, including research and development reports, production reports, equipment logs, operating guides and manuals, advertising materials, promotional materials, correspondence and other similar documents and records, records relating exclusively to the Real Property, environmental compliance records related exclusively to the Business, purchase and sales records, accounting records, backup for all accounts payable, backup for all receivables, customer lists, supplier lists, parts lists, engineering data, designs, blueprints, drawings, plans, specifications, whether, written or in electronic or computer media, all customer and referral information, and, subject to Legal Requirements, copies of all Employee personnel records and payroll records;

(i) all Intellectual Property rights of Seller used exclusively in the Business, including all Intellectual Property rights of Seller in the materials referred to in Section 2.1(h), trade secrets and designs related exclusively to the Business, including, but not limited to, any and all rights to the trade name “Veritek”;

(j) all rights of Seller to possession and use of Customer Assets, landlord assets located at the Real Property and personal property leased from third-parties and used by Seller exclusively in the Business and liabilities arising therefrom; and

(k) the assets and software procured by Seller pursuant to Section 6.9.

All of the property and assets to be transferred to Veritek pursuant to this Section 2.1 are herein referred to collectively as the “Assets.”

2.2 Excluded Assets. Other than the Assets, no other asset or property of Seller shall be transferred to Veritek pursuant to this Agreement, including, without limitation, the following assets (collectively, the “Excluded Assets”):

(a) all agreements, contracts, instruments, obligations, promises or undertakings of Seller other than the Assumed Contracts, including, without limitation, those listed on Exhibit 2.2(a);

(b) all accounts receivable or other rights to payment, in whatever form, that do not arise from the conduct of the Business or arise or accrue with respect to any Excluded Asset;

(c) all rights under and to Seller insurance policies, benefits and proceeds;

(d) all rights to any overpayment or import duties made on or prior to the Closing Date with respect to the Business;

(e) all personnel records and other records that Seller is required by law to retain in its possession (provided that to the extent consistent with law copies relating to the Employees shall be provided to Veritek);

(f) all of the Intellectual Property and other intangible rights and property of Seller other than Intellectual Property used exclusively in the Business, including without limitation, all names, marks, trade names, trademarks, service names and service marks (collectively “Names”) incorporating “REMEC” and all symbols or logos (collectively, “Logos”) incorporating REMEC and all trade secrets and know-how used by Seller in the design and manufacture of wireless telecommunication products; and

(g) all assets of any Seller business unit other than the Business; and

(h) all assets listed in the attached Exhibit 2.2(h).

2.3 Liabilities.

(a) Assumed Liabilities. On the Closing Date, and effective as of the Effective Time, Veritek will assume and agree to discharge only the following Liabilities of the Business, except to the extent such liabilities are excluded pursuant to Section 2.3(b):

(i) subject to the provisions of Section 3.3, all warranty Liabilities of Seller (express or implied) relating to products sold by Seller pursuant to the Assumed Contracts;

(ii) all Liabilities arising under any of the Assumed Contracts;

(iii) all product liability Liabilities arising from products manufactured or sold by the Business in the Ordinary Course of Business or sold pursuant to contracts listed on Exhibit 2.1(d);

(iv) all accounts payable of the Business arising in the Ordinary Course of Business or pursuant to contracts listed on Exhibit 2.1(d) including Business Payables and Shared Payables; provided, however, that with respect to Shared Payables, Veritek shall only assume the Liability to pay the portion of the Shared Payables that relates to the Business and shall not assume the underlying shared invoice;

(v) all Liabilities of the Business for accrued vacation benefits and severance benefits attributed to Accepting Employees, but excluding wages, salaries and health and welfare plan obligations and payroll taxes and other employment-related withholding obligations of Seller arising prior to the Effective Time;

(vi) all Liabilities arising out of, or relating to, WARN or California Labor Code Sections 1400-1408 due to or arising from actions of Veritek on or after the Effective Time; and

(vii) to the extent not listed above, all other Liabilities of the Business (other than Retained Liabilities) arising in the Ordinary Course of Business before the Effective Time that are reflected on the Statement Date Net Assets Statement, or that would be reflected on a balance sheet of the Business as of the Closing Date in accordance with GAAP, but only to the extent that such Liabilities are actually reflected on the Closing Balance Sheet, as finally determined pursuant to Section 3.2.

All of the liabilities and obligations to be transferred to and assumed by Veritek pursuant to this Section 2.3(a) are herein referred to collectively as the “Assumed Liabilities.”

(b) Retained Liabilities The Retained Liabilities shall remain the sole responsibility of Seller. “Retained Liabilities” shall mean every Liability of Seller other than the Assumed Liabilities, including:

(i) any Liability under any agreement, contract, instrument, obligation, promise or undertaking of Seller other than an Assumed Contract and other than accounts payable described in Section 2.3(a)(iv);

(ii) all deferred gain on the sale by Seller of the real property located at 2066 Aldergrove, Escondido, CA to Ziman Realty;

(iii) any Liability owed to the Employees prior to the Effective Time other than as assumed by Veritek pursuant to Section 2.3(a)(ii), 2.3(a)(v) or 2.3(a)(vii);

(iv) all Liabilities of Seller (including without limitation implied and express warranties) arising from (A) the litigation known as Cardinal Health 301, Inc. v. Tyco Electronics Corporation, filed with the Superior Court of the State of California for the County of San Diego, North County Division, Vista Regional Center as Case No GIN040706 as such case may be amended and or alleged, (B) the incorporation of those certain Tyco connectors known as Part Numbers B121547 (or a “Five Position Spring Probe Connector) and Part Number B121548 (or a Five Position Mobile Connector”) into products manufactured by Seller on behalf of Cardinal Health 301, Inc. (collectively a “Tyco Connector”), (C) the original sale by Seller of any of the following part number assemblies to Pyxis Corporation and/or Cardinal Health: 104610-01, 104680-03, 104680-01, 108936-03, 108946-03, 106277-01 or 106278-01 (the “Assemblies”) or (D) any of the Contracts set forth on Exhibit 2.3(b)(iv);

(v) all Liabilities of Seller arising out of, or relating to, WARN or California Labor Code Sections 1400-1408, other than due to or arising from actions of Veritek on or after the Effective Time;

(vi) any Liability arising with respect to the broker arrangement described at Schedule 4.19 of the Disclosure Schedules;

(vii) all Liabilities of Seller (or any Affiliate of Seller) for Taxes, other than Taxes to be paid by Veritek pursuant to Section 2.9 and all Liabilities of Seller for tariffs and import duties that accrue prior to the Effective Time; and

(viii) other than as specifically assumed by Veritek pursuant to Section 2.3(a), all Liabilities of Seller arising due to Seller’s failure to comply with applicable Laws, including, without limitation, any Liabilities that may arise out of the matters disclosed at Schedule 4.17(c) of the Disclosure Schedules.

2.4 Purchase Price.

(a) The aggregate purchase price for the sale of the Assets and assumption of the Assumed Liabilities (the “Purchase Price”) shall be US$19,000,000 payable at Closing (the “Closing Payment”) plus the payments, if any, provided for in Section 2.4(b).

(b) As partial consideration for the Assets being sold by Seller to Veritek hereunder and in addition to the Closing Payment, each Buyer agrees that if the “gross sales” placed by the parties identified on Exhibit 2.4(b) with the Business (“Identified Sales”) from the Closing Date through December 31, 2006 exceeds on average $7,500,000 per quarter (the “Quarterly Target”), Buyers shall pay to Seller, calculated on a quarterly basis, an amount equal to 10% of the amount by which such average Identified Sales exceeds the Quarterly Target. Therefore, by way of example, if the Closing occurs on the first day of a calendar quarter and during that quarter Identified Sales is $8,000,000, Buyers would pay to Seller $50,000 (or 10% of the excess of $8,000,000 over the Quarterly Target). If in the second quarter Identified Sales is $5,000,000, no payment would be due from Buyers to Seller because the average Identified Sales placed from the Closing Date to the end of the second quarter would be $6,500,000 which is less than the Quarterly Target. If in the third quarter Identified Sales is $8,000,000, no payment would be due from Buyers to Sellers because the average Identified Sales placed from the Closing Date to the end of the third quarter is $7,000,000 which is less than the Quarterly Target. If in the fourth quarter Identified Sales is $10,000,000, Buyer would pay to Seller $25,000 (or 10% of the excess of $7,750,000 (being the average sales from the Closing Date through the end of that quarter) over the Quarterly Target.) This calculation would continue through the quarter ending December 31, 2006. Where the Closing Date does not occur on the first day of a calendar quarter, the Quarterly Target for the remainder of such quarter shall be prorated based on the number of calendar days remaining in such quarter. Buyers shall pay any amount owing pursuant to this Section 2.4(b) to Seller within thirty (30) days after the end of each such calendar quarter in which the average Quarterly Target is met. Such payment shall be accompanied with a statement, with supporting documents, showing the calculation of the applicable Identified Sales. In no event shall the aggregate payments pursuant to this Section 2.4(b) exceed $4,000,000. For purposes of this Section 2.4(b), the “gross sales” for products shall mean the amount which would be booked in the records of the Business as “earned revenue” in accordance with GAAP consistently applied as of the date of this Agreement. Seller shall be given reasonable access upon reasonable notice to all relevant books and records of Veritek in order to review orders, sales and the calculation of amounts due pursuant to this Section 2.4(b) as well as any other reasonably related reason.

2.5 Prepaid Liabilities; Other Prepaid Amounts and Sale Expenses. Any prepaid Liabilities with respect to the Assumed Liabilities shall be prorated as of the Closing Date. Seller shall assign to Veritek all unused deposits with respect to the Assumed Liabilities and shall receive a credit in the amount thereof with respect to the Closing Payment. Buyer acknowledges that Seller has prepaid, and will continue to prepay prior to Closing, certain amounts consented to by Buyer on its behalf in relation to certain transition matters including, without limitation, the establishment of Buyer’s benefits plans and transition of its employment, benefits and human resources operations. In addition, Seller will procure, on behalf of Buyer and with the consent and at the request of Buyer, certain non-capital assets and other items to be used within the Business. To the extent such amounts are actually paid by Seller, Buyer shall reimburse such amounts to Seller at Closing by giving to Seller a credit of such amount with respect to the Closing Payment.

2.6 Closing. The purchase and sale (the “Closing”) provided for in this Agreement will take place at the offices of Heller Ehrman LLP, 333 Bush Street, San Francisco, California on July 1, 2005, or such later date that the last to be satisfied of the conditions specified in Sections 7.1 and 7.2 shall have been satisfied or waived, or at such other date, time or place as the parties may agree. Subject to the provisions of ARTICLE 9, failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place determined pursuant to this Section 2.6 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement. The date and time as of which the Closing actually takes place is referred to as the “Closing Date.”

2.7 Closing Obligations.

(a) At the Closing, Seller will deliver:

(i) a certificate executed by Seller as required by Section 7.2(d);

(ii) a bill of sale for all of the Assets other than the Assets described at Section 2.1(c) substantially in the form of Exhibit 2.7(a)(ii) - A (the “Bill of Sale”) duly executed by Seller and a bill of sale for all of the Assets described at Section 2.1(c) substantially in the form of Exhibit 2.7(a)(ii) - B (the “Costa Rica Bill of Sale”) duly executed by Seller duly executed by Seller and REMEC SRL;

(iii) assignment and assumption agreements for the Assumed Contracts substantially in the form of Exhibit 2.7(a)(iii) (the “Assignment and Assumption Agreement”);

(iv) an information technology transition services agreement substantially in the form of Exhibit 2.7(a)(iv) (the “Information Technology Transition Services Agreement”) duly executed by Seller;

(v) a manufacturing agreement (the “Manufacturing Agreement”) in substantially the form set forth at Exhibit 2.7(a)(v), duly executed by REMEC SRL;

(vi) an agreement related to the Baan license agreement (the “Agreement Related to Baan License Agreement”) in substantially the form set forth at Exhibit 2.7(a)(vi), duly executed by Seller;

(vii) a sublease agreement (the “Sublease”) in substantially the form set forth at Exhibit 2.7(a)(vii), duly executed by Seller;

(viii) an intellectual property license agreement (the “License Agreement”) in substantially the form set forth at Exhibit 2.7(a)(viii), duly executed by Seller;

(ix) the consents set forth at Exhibit 2.7(a)(ix);

(x) updated Disclosure Schedules, if necessary, delivered by Seller, in such form as is reasonably acceptable to Buyers in good faith; and

(xi) such additional documents as are reasonably required by a Buyer pursuant to Section 6.8.

(b) At the Closing, Buyers will deliver:

(i) the Closing Payment, as adjusted pursuant to Section 2.5, in immediately available funds to such account as may be specified by Seller in writing prior to the Closing;

(ii) all sales, use and transfer Taxes payable pursuant to Section 2.9, if any, in immediately available funds to such account as may be specified by Seller in writing prior to the Closing;

(iii) certificates executed by each Buyer as required by Section 7.1(d);

(iv) the Bill of Sale and Costa Rica Bill of Sale each duly executed by Veritek;

(v) the Assignment and Assumption Agreement duly executed by each Buyer;

(vi) the Manufacturing Agreement duly executed by each Buyer;

(vii) the Agreement Related to Baan License Agreement duly executed by each Buyer;

(viii) the Sublease duly executed by each Buyer;

(ix) the Information Technology Transition Services Agreement duly executed by each Buyer;

(x) the License Agreement duly executed by each Buyer; and

(xi) such additional documents as are reasonably required by Seller pursuant to Section 6.8.

2.8 Allocations. Prior to Closing, the parties shall agree in good faith, and in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder, the allocation of the Purchase Price (including the Assumed Liabilities) among the Assets (by category with respect to assets not subject to California sales and use tax and by asset with respect to assets subject to California sales and use tax). Within 20 days following the settlement of any post-Closing adjustments pursuant to Section 3.2, the parties shall negotiate in good faith and allocate any such adjustment among the Assets in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder. Any earn out payment pursuant to Section 2.4(b) shall be allocated to goodwill. After the Closing, the parties shall make consistent use of the allocation agreed pursuant to this Section 2.8 as it may be adjusted pursuant to this Section 2.8 for all purposes (including financial accounting and Tax purposes) and in all filings, declarations and reports with the California Franchise Tax Board or the IRS in respect thereof, including the reports required to be filed under Section 1060 of the Code and the Treasury Regulations promulgated thereunder.

2.9 Sale, Use, Transfer Taxes and Fees; Bulk Sales. Buyers shall jointly and severally be responsible for any transfer, sales, use and similar Taxes or customs duties imposed by reason of the transfer of the Assets and the Assumed Liabilities provided hereunder. Each Buyer and Seller hereby waive compliance with the bulk-transfer provisions of the Uniform Commercial Code (specifically the California Uniform Commercial Code and any similar law) (“Bulk Sales Laws”), to the extent applicable, in connection with transfer of the Assets and Assumed Liabilities as contemplated by this Agreement.

2.10 Consents. Nothing in this Agreement shall be construed as an attempt or agreement to assign any Assumed Contract which is non-assignable without the consent of the party or parties thereto unless such consent shall have been obtained. Each Buyer shall cooperate with Seller to obtain the consents of any other party required in connection with the transfer of any Assumed Contract requiring such consent and Seller shall provide Veritek (to the extent allowed pursuant to the terms of such Assumed Contract) with all of the benefits enjoyed by Seller under any such Assumed Contract until consent to the assignment thereof is obtained.

ARTICLE 3

EMPLOYMENT; POST-CLOSING ADJUSTMENT

3.1 Employees.

(a) Effective as of the Effective Time, the Employees will be offered employment by Veritek pursuant to the terms of an offer letter delivered by Veritek to each Employee on the Closing Date in a form reasonably acceptable to, and agreed by, Seller which reflects the terms of employment and benefits as set forth in this Section 3.1. The terms of employment of each Accepting Employee following Closing shall be at the same or greater rate of base salary, in the same general location and for a comparable position as each had with Seller immediately prior to the Closing. Effective as of the Closing Date, Veritek will provide to each Accepting Employee, for at least one year following the Closing Date or until the termination of such Accepting Employee’s employment by Veritek, whichever first occurs, the benefits set forth at Exhibit 5.4 during such period (the terms of Exhibit 5.4 to be proposed by Buyer and agreed by Seller in good faith at Closing. Furthermore, the parties hereto acknowledge that Veritek will not provide stock purchase and equity incentive plans to its employees. For the purposes of satisfying the service requirements, if any, as well as for purposes of computing vesting in Veritek’s employee benefit plans or company policies, Veritek will treat service by each of the Accepting Employees with Seller as service with Veritek. Notwithstanding the foregoing, Veritek will grant credit to each Accepting Employee under its benefits plans for all sick leave accrued by Accepting Employees prior to the Effective Time pursuant to Seller’s employee plans provided the Employee accepts employment with Veritek on the Closing Date and does not voluntarily terminate such employment within 10 days of the Closing Date. Veritek will also provide the Accepting Employees with credit for payments made by Accepting Employees prior to the Closing under Seller’s health, dental and vision plans, towards deductibles and out of pocket maximums arising under Veritek’s health, dental and vision plans. All Accepting Employees shall cease active participation in all plans, programs and arrangements of Seller relating to compensation and employee benefits as of the Effective Time. For purposes of medical, dental, vision, disability and other, similar benefits, a claim will be deemed to have been incurred upon the incurrence of a qualified expense for which reimbursement or payment is sought.

(b) Notwithstanding the foregoing, with regard to matters occurring after the Closing, Veritek assumes, to the extent permitted by applicable Legal Requirements, all the immigration related rights, obligations and liabilities of Seller in relation to foreign Employees in nonimmigrant status. The terms and conditions of employment of such Employees by Veritek, to the extent practicable and permitted by applicable Legal Requirements, shall remain the same as the terms and conditions of employment by Seller.

(c) In the event a claim is made against Seller by an Accepting Employee claiming that such Employee is entitled to severance benefits or accrued vacation benefits as a result of this transaction, or as a result of Veritek terminating the employment of such Accepting Employee, Buyers shall indemnify Seller under the terms of Section 8.2 with respect to such claim.

(d) Veritek will not engage within 90 days after the Closing Date in a “plant closing”, “relocation”, “lay off”, “mass layoff” or “termination” or cause any “employment loss” (as such terms are defined in the Worker Adjustment and Retraining Notification Act or Sections 1400-1408 of the California Labor Code) with respect to the Business nor will Veritek engage in any workforce reductions that, taken with any such reductions by Seller prior to Closing, would constitute an “employment loss”, “plant closing”, “relocation”, “lay off”, “mass layoff” or “termination”.

(e) Nothing in this Section 3.1 shall be construed as conferring on any Employee a continued right to employment with Veritek. Except as set forth herein, nothing herein shall restrict Veritek in the exercise of its independent business judgment, as to the terms and conditions under which it shall continue to employ any Employee, the duration of any such employment, the basis on which such employment is terminated or the compensation or benefits provided to any such Employee.

(f) Each Buyer will, for a period of two years from and after the Closing Date, refrain from, either alone or in conjunction with any other Person, or directly or indirectly through its present or future Affiliates, employing, engaging or seeking to employ or engage any employee of Seller or its Affiliates, other than an Employee, who within the prior 12 months had been an employee of Seller or any of its Affiliates, unless such employee (i) resigns voluntarily (without any solicitation from or on behalf of a Buyer or any of its Affiliates) or (ii) is terminated by Seller or any of its Affiliates.

(g) The covenants contained in Section 3.1(f) relate to matters which are of a special, unique and extraordinary character and a violation of any of the terms of Section 3.1(f) will cause irreparable injury to Seller, the amount of which will be impossible to estimate or determine and which cannot be adequately compensated. Therefore, Seller will be entitled to an injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of Section 3.1(f), and each Buyer hereby consents to the granting by any court of an injunction or other equitable relief, without the necessity of actual monetary loss being proved, in order that the breach or threatened breach of such provisions may be effectively restrained. The rights and remedies provided by Section 3.1(f) are cumulative and in addition to any other rights and remedies which Seller may have hereunder or at law or in equity.

3.2 Post-Closing Adjustment.

(a) As promptly as practicable following the Closing Date (but in no event later than 15 Business Days after the Closing Date), Seller’s Accountants shall prepare a closing balance sheet reflecting only the Assets and Assumed Liabilities of the Business immediately prior to the Effective Time (the “Proposed Closing Balance Sheet”) and reflecting the Net Working Capital as of such time, prepared through full and consistent application of the conventions and procedures used by Seller in preparation of the Statement Date Net Asset Statement and provided, further, that the assets procured by Seller pursuant to Section 6.9 shall be reflected on such balance sheet at their actual documented invoice price. Upon completion of the Proposed Closing Balance Sheet, Seller shall promptly deliver the same to Veritek with a notice (the “Notice of Adjustment”) setting forth its proposed adjustment, if any, as contemplated hereby. During the preparation of and after the completion of the Proposed Closing Balance Sheet until the Final Determination Date, Seller shall provide Veritek and its advisors with timely access to the work papers, trial balances and similar materials used in connection with the preparation of the Proposed Closing Balance Sheet.

(b) Following receipt of the Notice of Adjustment, Veritek shall have 20 Business Days (the “Twenty-Day Period”) to review the Proposed Closing Balance Sheet and the Notice of Adjustment. At or before the end of the Twenty-Day Period, Veritek will either (A) accept the Proposed Closing Balance Sheet in its entirety or (B) deliver to Seller a written notice (the “Objection Notice”) containing a reasonably detailed written explanation of those items in the Proposed Closing Balance Sheet which Veritek disputes, in which case the items identified by Veritek shall be deemed to be in dispute. If Veritek delivers the Objection Notice in a timely manner, then, within ten Business Days from the end of the Twenty -Day Period the parties and, if desired, their accountants, will attempt to resolve in good faith any disputed items and reach a written agreement (the “Settlement Agreement”) with respect thereto. Failing such resolution, the unresolved disputed items will promptly be referred for final binding resolution to a nationally recognized auditing firm other than Square Milner Reehl Williamson, LLP, Kaufman Rossin or any auditor of a Buyer or Seller, reasonably acceptable to Veritek and Seller, each acting in good faith (the “Accountant”), the fees and expenses of which shall be borne equally by Veritek and Parent on the one hand, and Seller, on the other hand and in such case the Closing Balance Sheet will be as determined by the Accountant. Such determination (the “Accountant’s Determination”) shall be (A) in writing, (B) furnished to Veritek and Seller as soon as practicable after the items in dispute have been referred to the Accountant, (C) made in accordance with GAAP and (D) nonappealable and incontestable by Veritek, Seller and each of their respective Affiliates and successors and not subject to collateral attack for any reason.

(c) If the Net Working Capital as reflected on the Closing Balance Sheet is greater than $8,350,000 or if the Gross Property, Plant and Equipment as reflected on the Closing Balance Sheet is more than $4,186,000 (the aggregate amount of such excess being referred to herein as the “Underpayment”), then Veritek or Parent will not make any payment to Seller. If the Net Working Capital as reflected on the Closing Balance Sheet is less than $8,350,000 or if the Gross Property, Plant and Equipment as reflected on the Closing Balance Sheet is less than $4,186,000 (the aggregate amount of such deficiencies being referred to herein as the “Overpayment”), then within five Business Days following the Final Determination Date, Seller shall deliver the Overpayment to Veritek by wire transfer of immediately available funds at the direction of Veritek.

(d) “Net Working Capital” shall mean the total current Assets minus the total current Assumed Liabilities, with the assets procured by Seller pursuant to Section 6.9 being reflected at their actual documented invoiced price. “Gross Property, Plant and Equipment” shall mean the value of all tangible personal property reflected on the Closing Balance Sheet as “Total Gross Fixed Assets”, and which for purposes of clarification, is exclusive of Accumulated Depreciation and tangible personal property reflected on the Closing Balance Sheet as “Total Current Assets”.. “Final Determination Date” shall mean the earliest to occur of (A) the 16th Business Day following the receipt by Veritek of the Notice of Adjustment if Veritek shall have failed to deliver the Objection Notice to Seller within the Twenty -Day Period, (B) the date on which either Veritek or Seller gives the other a written notice to the effect that such party has no objection to the other party’s determination of the Closing Balance Sheet, (C) the date on which Veritek and Seller execute and deliver a Settlement Agreement and (D) the date as of which Veritek and Seller shall have received the Accountants’ Determination. “Closing Balance Sheet” shall mean (A) the Proposed Closing Balance Sheet if agreed by Veritek within the Twenty -Day Period, (B) the Proposed Closing Balance Sheet if Veritek shall have failed to deliver the Objection Notice to Seller within the Twenty -Day Period, (C) a closing balance sheet agreed to between the parties in writing, (D) a closing balance sheet provided for in a Settlement Agreement or (E) the closing balance sheet provided for in the Accountants’ Determination.

3.3 Warranty Services Reimbursement. Following Closing, Seller shall reimburse Veritek $5.50 per unit for each valid warranty claim received by Buyer with respect to the sale by the Business prior to Closing of any plastic molded box known as “Cubie 1 x 1”, item number 1001-107661-01, to Cardinal Health 301, Inc. caused by manufacturing defects in the plastic mold process related to such products. Any fees payable by Seller pursuant to this Section 3.3 shall be paid to Veritek within 30 days following presentation by Veritek to Seller of a monthly invoice indicating the number of such products for which valid warranty claims were accepted by Veritek in the preceding period and including supporting documentation. Veritek shall provide to Seller such information and access to Veritek’s records as is necessary to review and audit the warranty claims and repairs.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Schedules, Seller hereby represents and warrants to Buyers that the following statements set forth in this ARTICLE 4 are true and correct.

4.1 Organization and Good Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of California, with full corporate power and authority to own or lease its properties and to conduct its business as currently conducted. Seller is qualified to do business and is in good standing in each other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, except where the failure to be so qualified would not have a Business Material Adverse Effect.

4.2 Authority; No Conflict.

(a) This Agreement constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms. Seller has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and to perform its obligations under this Agreement. Seller has all necessary authority and power to enter into this Agreement and to carry out the transactions contemplated by this Agreement. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary action of Seller and no other action on the part of Seller is required in connection therewith.

(b) The execution, delivery and performance by Seller of this Agreement do not, and the performance by Seller of the transactions contemplated by this Agreement will not:

(i) violate any provision of the Governing Documents of Seller;

(ii) except as otherwise provided in this Agreement, as set forth in Schedule 4.2(b)(ii) of the Disclosure Schedules or as may be required by any Bulk Sales Laws, violate any Laws applicable to Seller or require Seller to obtain any approval or consent, or make any filing with, any person or entity (governmental or otherwise) that has not been obtained or made, except for those violations that would not have a Business Material Adverse Effect; or

(iii) except as set forth in Schedule 4.2(b)(iii) of the Disclosure Schedules, result in a violation or any breach of any Material Contract, except for those violations that would not have a Business Material Adverse Effect.

4.3 Financial Statements.

(a) Attached as Schedule 4.3 to the Disclosure Schedules is a net assets employed statement reflecting the Assets and Assumed Liabilities as at January 31, 2005, February 25, 2005 and March 25, 2005, and the Statement Date (the net assets statement as of the Statement Date being the “Statement Date Net Assets Statement” and collectively all of such net assets statements being the “Net Assets Statements”) and statements of income of the Business for the twelve month period ended January 31, 2005, and the one month periods ending February 25, 2005 and March 25, 2005, and the three month period ending on the Statement Date (collectively the “Income Statements”) The Net Asset Statements and the Income Statements are collectively referred to herein as the “Financial Statements”.

(b) The January 31, 2005 and Statement Date Net Assets Statements fairly present the financial condition of the Assets and Assumed Liabilities as of the applicable date, the elements of which are supported by GAAP consistently applied, except for corporate allocations and accounts payable and vacation accruals which are analytical estimates based on financial information prepared for Seller’s entire business, and include reserves for obsolete inventory, uncollectable accounts receivable and obsolete or non-functional equipment and other fixed assets calculated consistent with GAAP.

(c) The February 25, 2005 and March 25, 2005 Net Assets Statements were prepared under the soft close process that REMEC utilizes during the first two months of a quarter. Soft close means that the financial statements receive a less vigorous level of review than they do at the end of the quarter. In addition the fixed assets for those periods do not reflect the physical count that was used to determine gross net assets at the end of the quarter and accounts payable were calculated analytically as opposed to being determined by the Manufacturing Services specific purchase order process that was used to establish accounts payable as of the Statement Date.

(d) The Income Statements fairly present the results of operations of the Business for the periods referred to in such income statements, in accordance with GAAP consistently applied, except that the income statements are not prepared on a standalone basis and, other than the income statement comprised with in the 2005 Financial Statements, are subject to normal year-end adjustments.

4.4 Licenses and Permits. Except as set forth on Schedule 4.4 of the Disclosure Schedules, Seller has, to the Knowledge of Seller, made all filings with Governmental Entities and received all permits, registrations, licenses, franchises, certifications and other approvals necessary to conduct and operate the Business on the Closing Date as currently conducted or operated by it except where failure to do so would not have a Business Material Adverse Effect. Except as set forth on Schedule 4.4 of the Disclosure Schedules, all such permits, registrations, licenses, franchises, certifications and other approvals will be transferred to Veritek as part of the Assets pursuant to Section 2.1(f).

4.5 Properties; Encumbrances. Seller owns all of the Assets free and clear of all Encumbrances except (a) Encumbrances disclosed in Schedule 4.5 of the Disclosure Schedules and (b) Permitted Encumbrances. At Closing, good and marketable title to the Assets will be transferred to Veritek free and clear of all Encumbrances other than Permitted Encumbrances. Each material item of tangible personal property that is a part of the Assets is in good repair and good operating condition, ordinary wear and tear excepted.

4.6 Sufficiency of Assets. Except to the extent services are provided through the Ancillary Agreements or as set forth on Schedule 4.6 of the Disclosure Schedules, the Assets include all assets, contracts and properties of the Business that are necessary for the conduct of the Business after the Closing in substantially the same manner as conducted by Seller immediately prior to the Closing without any Business Material Adverse Effect.

4.7 Real Property; Leases. Seller does not own any real property. Except as set forth on Schedule 4.7 of the Disclosure Schedules, the Real Property is the only real property currently leased or subleased by Seller. Except as set forth on Schedule 4.7 of the Disclosure Schedules, to the Knowledge of Seller, the Lease is valid, binding and in full force and effect. Except as set forth on Schedule 4.7 of the Disclosure Schedules, to the Knowledge of Seller, no default or breach has occurred under any Lease, and no event has occurred which, with the passage of time or giving of notice or both, would constitute a breach or default thereunder by Seller or would cause the acceleration of any obligation of any party thereto or the creation of an Encumbrance (other than a Permitted Encumbrance) upon any asset of Seller. Seller is in lawful and peaceful possession of the Real Property and to the Knowledge of Seller there are no subleases, subtenants, tenants holding over or any other material impediments to Seller’s occupancy, use and quiet enjoyment of the Real Property.

4.8 Accounts Receivable. All accounts receivable comprised within the Assets represent valid obligations arising from sales actually made or services actually performed in the Ordinary Course of Business.

4.9 No Undisclosed Liabilities. Except as set forth on Schedule 4.9 of the Disclosure Schedules, o the Knowledge of Seller, there are no material Liabilities of the Business other than (a) Liabilities or obligations reflected or reserved against in the Statement Date Net Assets Statement, (b) current Liabilities incurred in the Ordinary Course of Business since the Statement Date, (c) Retained Liabilities, (d) Liabilities arising in the Ordinary Course of Business pursuant to Assumed Contracts or arising pursuant to contracts listed on Exhibit 2.1(d), or (e) Liabilities referenced in, or arising from matters referenced in, the Disclosure Schedule.

4.10 Absence of Material Adverse Effect. To the Knowledge of Seller, since the Statement Date, there has not occurred any Business Material Adverse Effect.

4.11 Environmental Matters. Except as set forth in Schedule 4.11 of the Disclosure Schedules, to the Knowledge of Seller, Seller has conducted the Business in all material respects in accordance with applicable Environmental Laws, except for such failures as would not have a Business Material Adverse Effect. The environmental licenses, permits, clearances, covenants and authorizations material to the operation of the Business are in full force and effect. Except as set forth in Schedule 4.11 of the Disclosure Schedules, to the Knowledge of Seller any handling, transportation, storage, treatment or use of Hazardous Substances that has occurred on the Real Property prior to the Closing Date has been in compliance with all applicable Environmental Laws. Except as set forth in Schedule 4.11 of the Disclosure Schedules, Seller has not received from any Governmental Entity any written request for information, notices of claim, demand letters or other notification that it is or may be potentially responsible with respect to any investigation or clean-up of Hazardous Substances on or relating to the Real Property, nor has any such action, to the Knowledge of Seller, been Threatened.

4.12 Intellectual Property.

(a) Except as set forth in Schedule 4.12(a) of the Disclosure Schedules, Seller does not own any patents, patent applications, trademarks, trademark applications, trade names, service marks, service names or registered copyrights used by Seller exclusively in the conduct of the Business (in any such case, whether registered or to be registered in the United States of America or elsewhere) (collectively, “Intellectual Property”). To the Knowledge of Seller, the Business has not infringed and is not infringing any Intellectual Property rights of others.

(b) Schedule 4.12(b) of the Disclosure Schedules contains a complete and accurate list of all licenses (other than standard software licenses) or similar agreements or arrangements providing for payment of royalties with respect to Intellectual Property (collectively, the “Licenses”) to which Seller is a party and which licenses are used exclusively in the Business, either as licensee or licensor.

(c) To the Knowledge of Seller, Seller has the right to grant to Veritek the perpetual license to use the intellectual property that is the subject of the License Agreement described in Section 2.7(a)(viii) and there are no existing conflicts between the rights granted under the License Agreement and any other agreements or undertakings of Seller or any rights granted by Seller under such other agreements or undertakings. To the Knowledge of Seller, the rights granted to Veritek under the License Agreement do not conflict with or infringe upon the rights of any third party. To the Knowledge of Seller and subject to obtaining consents, where necessary, of any relevant third party providers, Seller has the right to provide to Veritek all of the services contemplated under the Information Technology Transition Services Agreement described in Section 2.7(a)(iv), and the provision of the services contemplated by such agreement by Seller is lawful and in substantial compliance with applicable licenses and agreements.

4.13 Labor and Employment. The Business is not a party to or bound by any collective bargaining agreement and there are no labor unions or other organizations representing, purporting to represent or, to the Knowledge of Seller, attempting to represent any employees of the Business. Since the Statement Date, there has not occurred or, to the Knowledge of Seller, been Threatened, any material strike, slowdown, picketing, work stoppage or other similar labor activity. There are no labor disputes currently subject to any grievance procedure, arbitration or litigation and there is no representation petition pending, or to the Knowledge of Seller, Threatened. Schedule 4.13 of the Disclosure Schedules sets forth, as of the date set out in such Schedule, the names and titles of each Employee as well as their compensation, sick and vacation leave benefits, accrued sick and vacation leave, date of hire and severance benefits.

4.14 Employee Benefit Plans. Except as set forth on Schedule 4.14 of the Disclosure Schedules, Seller does not, in connection with its operation of the Business, maintain or contribute to (a) any employee pension benefit plan as defined in Section 3(2) of ERISA, (b) any employee welfare benefit plan as defined in Section 3(1) of ERISA, (c) any profit sharing, pension, deferred compensation, bonus, stock option, stock purchase, severance or incentive plan or agreement or (d) any plan or policy providing for “fringe benefits” to its employees, including vacation, paid holidays, personal leave, employee discount, educational benefit or similar programs.

4.15 Contracts.

(a) Schedule 4.15 of the Disclosure Schedules contains a complete and accurate list of the following:

(i) With respect to Employees with annual base compensation equal to or in excess of $100,000, all employment contracts, severance, change in control or similar arrangements that will result in any obligation (absolute or contingent) of Seller to make any payment to the foregoing as a result of the transactions contemplated hereby or as a result of termination of employment;

(ii) All material exclusive distribution or representative agreements of the Business;

(iii) All Assumed Contracts containing covenants limiting the freedom of the Business to engage in any line of business or compete with any Person which are not terminable by Seller without penalty upon 90 days or less notice;

(iv) Other than Licenses and distribution agreements, each Assumed Contract individually involving current annual expenditures, liabilities or obligations in excess of $250,000;

(v) All material Assumed Contracts to which Seller, on the one hand, and any Affiliates, on the other hand, are parties or by which they are bound that relate exclusively to the Business;

(vi) All agreements, contracts, instruments, obligations, promises or undertakings with customers of the Business whether written or unwritten with respect to the Business, each individually involving current annual expenditures, liabilities or obligations in excess of $250,000 or annual sales in excess of $250,000; and

(vii) All agreements, contracts, instruments, obligations, promises or undertakings with vendors or suppliers of the Business that relate primarily to the

Business, whether written or unwritten, individually involving current annual expenditures, liabilities or obligations in excess of $250,000 or annual sales in excess of $250,000.

The term “Material Contracts” means the agreements of the Business required to be disclosed in section (a) of Schedule 4.15 of the Disclosure Schedules. Copies of the written Material Contracts have been made available to Buyers.

(b) Except as set forth on Schedule 4.15 of the Disclosure Schedules, to the Knowledge of Seller, all Assumed Contracts are in full force and effect, are valid and binding and are enforceable in accordance with their terms in favor of Seller, except for bankruptcy and similar laws affecting the enforcement of creditors’ rights generally or the availability of equitable remedies. Other than current Liabilities incurred in the Ordinary Course of Business since the Statement Date or Retained Liabilities, to the Knowledge of Seller, there are no material liabilities of the Business arising from any breach or default of any provision of any Assumed Contract that are not reflected in the Statement Date Net Assets Statement, nor, to the Knowledge of Seller, has any claim or action asserting such a liability been Threatened. To the Knowledge of Seller, no event has occurred that, with the passage of time or the giving of notice or both, would constitute a material breach or default by the Business of any Assumed Contract.

(c) Except as set forth on Schedule 4.15 of the Disclosure Schedules, Seller has fulfilled all material obligations required pursuant to each Assumed Contract to have been performed by the Business prior to the date hereof.

4.16 Taxes.

(a) Seller has filed or caused to be filed all Tax Returns required to have been filed with respect to the Business. All such Tax Returns were true, correct and complete. All Taxes owed by Seller or its Affiliates in respect of the Business (whether or not shown on any Tax Return) have been paid. Seller is not currently the beneficiary of any extension of time within which to file any such Tax Return. There are no liens or other encumbrances on the Assets that arose in connection with any failure (or alleged failure) to pay any Tax.

(b) Seller has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party with respect to the Business. All state sales taxes required to have been paid with respect to the Business have been timely paid, except with respect to any state sales taxes required to be paid as a result of the transactions contemplated by this Agreement.

(c) There is no dispute, audit, investigation, proceeding or claim concerning any Liability with respect to Taxes in respect of the Business either (i)

claimed or raised by any authority in writing or (ii) to the Knowledge of Seller, Threatened based upon contact with any such authority. There are no waivers or agreements with respect to any statute of limitations relating to Taxes or agreed to any extension of time with respect to an assessment or deficiency of such Taxes.

4.17 Compliance with Laws. Except as set forth in Schedule 4.17 of the Disclosure Schedules, the operation, conduct and ownership of the property or business of the Business is being conducted in compliance with all Laws and all judgments and orders of any Governmental Entity applicable to it except where failure to so comply would not have a Business Material Adverse Effect.

4.18 Litigation. Except as set forth in Schedule 4.18 of the Disclosure Schedules, there are no legal, administrative, arbitration or other proceedings, or any governmental investigations pending or, to the Knowledge of Seller, Threatened against Seller that, if determined adversely to Seller, would have a Business Material Adverse Effect. Seller is not subject to any pending or, to the Knowledge of Seller, Threatened product liability claim with respect to the Business that, if determined adversely to Seller, would have a Business Material Adverse Effect. Except as set forth in Schedule 4.18 of the Disclosure Schedules, Seller is not subject to any decree, judgment, order, law or regulation of any court or other Governmental Entity which could reasonably be expected to have a Business Material Adverse Effect.

4.19 Brokers. Except as set forth on Schedule 4.19, no agent, broker, person or firm acting on behalf of Seller is, or will be, entitled to any commission or broker’s or finder’s fee from Seller.

4.20 Insurance. Except for workers’ compensation and medical insurance claims arising in the Ordinary Course of Business, there are no material claims pending or, to the Knowledge of Seller, Threatened, under any of said policies in respect of the Business. Seller has not been refused any insurance with respect to the Business by any insurance carrier to which it has applied for insurance or with which it has carried insurance during the past five years.

4.21 Product Warranties. To the Knowledge of Seller, except for Retained Liabilities or matters arising from Retained Liabilities, warranties under applicable law or as otherwise set forth on Schedule 4.21, there is no material claim pending or, to the Knowledge of Seller, Threatened against Seller under any warranty and, to the Knowledge of Seller, there is no basis for any such claim.

4.22 Solvency. Seller, separately, and Seller and its Affiliates, on a combined basis, are not Insolvent now, they will not be Insolvent on the Closing date, and they will not be rendered Insolvent or left with an unreasonably small capital as a result of the transactions contemplated by this Agreement. As used herein the term “Insolvent” shall mean (i) that the sum of the debts and other Liabilities of Seller separately, or Seller and its Affiliates on a combined basis, exceeds the present fair saleable value of the assets of Seller, or Seller and its Affiliates on a combined basis, or (ii) that Seller separately, or Seller and its Affiliates on a combined basis, are unable to pay their debts as they become due.

4.23 Amounts Payable. Prior to the Closing Date, all Shared Payables and Business Payables which, upon Closing Date, become Assumed Liabilities, shall generally be paid on a current, timely basis, according to terms and Past Due Amounts with respect thereto on the Closing Date shall not exceed $100,000.

4.24 Knowledge. All material information regarding the Business and its assets, liabilities and operations available to Seller have been made available to, and is now known by, at least one of the individuals listed in the definition of “Knowledge” above.

4.25 REPRESENTATIONS AND WARRANTIES. EACH BUYER ACKNOWLEDGES AND AGREES THAT THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT SHALL BE WITHOUT REPRESENTATION OR WARRANTY BY SELLER, EXPRESS OR IMPLIED, EXCEPT AS SPECIFICALLY SET FORTH IN THIS ARTICLE 4. IN PARTICULAR, EACH BUYER AGREES THAT OTHER THAN AS SPECIFICALLY SET FORTH IN THIS ARTICLE 4 NO STATEMENTS OR DOCUMENTS DELIVERED BY SELLER OR ON BEHALF OF SELLER TO A BUYER, INCLUDING WITHOUT LIMITATION THAT CERTAIN CONFIDENTIAL INFORMATION MEMORANDUM DATED FEBRUARY 2005 PREPARED BY NEEDHAM & COMPANY, INC., SHALL CONSTITUTE REPRESENTATIONS OR WARRANTIES OF SELLER IN CONNECTION WITH THIS TRANSACTION. EACH BUYER ACKNOWLEDGES THAT IN ENTERING INTO THIS AGREEMENT, PURCHASING THE ASSETS AND ASSUMING THE ASSUMED LIABILITIES, IT IS RELYING SOLELY ON ITS OWN INDEPENDENT INVESTIGATION AND EVALUATION OF THE BUSINESS AND THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 4.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYERS

Each Buyer hereby jointly and severally represents and warrants to Seller that:

5.1 Organization. Parent is a Nevada limited partnership and Veritek is a Delaware limited liability company, each duly organized, validly existing and in good standing under the laws of their respective States of organization, with full corporate power and authority to own or lease its properties and to conduct its business as currently conducted. Each Buyer is qualified to do business and is in good standing in each other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, except where the failure to be so qualified would not have a Buyer Material Adverse Effect.

5.2 Authority of Buyer; No Conflict.

(a) This Agreement constitutes the legal, valid and binding obligation of each Buyer, enforceable in accordance with its terms. Each Buyer has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and perform its obligations under this Agreement. Each Buyer has all necessary authority and power to enter into this Agreement and to carry out the transactions contemplated by this Agreement. The execution, delivery and performance by each Buyer of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action of such Buyer and no other action on the part of such Buyer is required in connection therewith.

(b) The execution, delivery and performance by each Buyer of this Agreement does not, and the performance by such Buyer of the transactions contemplated by this Agreement will not:

(i) violate any provision of the Governing Documents of such Buyer;

(ii) violate any Laws applicable to such Buyer or require such Buyer to obtain any approval, consent or waiver of, or make any filing with, any person or entity (governmental or otherwise) that has not been obtained or made, except as would not have a Buyer Material Adverse Effect; or

(iii) result in a violation or any breach of any material agreement, contract, instrument, obligation, promise or undertaking (whether written or oral) that is legally binding and to which such Buyer is a party or is bound, except for those violations that would not have a Buyer Material Adverse Effect.

5.3 Sufficient Funds. Buyers collectively have and will have funds sufficient to satisfy the sums due at Closing as set forth in this Agreement and to comply with its obligations under this Agreement.

5.4 Employee Benefit Plans. Set forth at Exhibit 5.4 is, or will be at Closing, a true and accurate description of the following plans, programs or policies of Veritek which will be offered and available to each Employee as of Closing: (a) any employee pension benefit plan as defined in Section 3(2) of ERISA, (b) any employee welfare benefit plan as defined in Section 3(1) of ERISA, (c) any profit sharing, pension, deferred compensation, bonus, stock option, stock purchase, severance or incentive plan or agreement or (d) any plan or policy providing for “fringe benefits” to its employees, including vacation, paid holidays, severance personal leave, employee discount, educational benefit or similar programs.

5.5 Consideration. After reasonable and extensive inquiry, review and diligence, each Buyer and its respective board of directors or other governing body has determined that the consideration paid for the Assets and Assumed Liabilities is fair, reasonable, adequate and was determined on an arm’s length basis.

5.6 Brokers. No agent, broker, person or firm acting on behalf of a Buyer or its stockholder is, or will be, entitled to any commission or broker’s or finder’s fee from any of the parties hereto, or from any Person controlling, controlled by or under common control with any of the parties hereto, in connection with any of the transactions contemplated herein.

5.7 Solvency. Each Buyer, separately, and Buyers and their Affiliates, on a combined basis, are not Insolvent now, they will not be Insolvent on the Closing date, and they will not be rendered Insolvent or left with an unreasonably small capital as a result of the transactions contemplated by this Agreement. As used herein the term “Insolvent” shall mean (i) that the sum of the debts and other Liabilities of either Buyer separately, or Buyers and their Affiliates on a combined basis, exceeds the present fair saleable value of the assets of such Buyer, or Buyers and their Affiliates ‘s on a combined basis, or (ii) that either Buyer separately, or Buyers and their Affiliates on a combined basis, are unable to pay their debts as they become due.

ARTICLE 6

COVENANTS, ACKNOWLEDGEMENTS AND AGREEMENTS

6.1 Conduct of Business. From the date hereof to the Closing Date, except as expressly permitted or required by this Agreement or as otherwise consented to by Veritek in writing (which consent will not unreasonably be withheld, delayed or conditioned), Seller will carry on the Business in the Ordinary Course consistent with past practices. Without limiting the generality of the foregoing and except as so permitted, required or contemplated by this Agreement, Seller will not permit the Business to pay or commit to pay any salary, wages, vacation pay, sick pay, bonuses or other compensation except in the Ordinary Course of Business consistent with prior practice or as set forth in Schedule 6.1 of the Disclosure Schedules.

6.2 No Solicitation. So long as this Agreement remains in effect, Seller shall not, and shall cause the Business and its officers, directors and agents not to, (a) solicit any inquiries or proposals for, or enter into any discussions with respect to, the acquisition of any properties and assets held for use in connection with, necessary for the conduct of, or otherwise material to, the Business, or (b) furnish or cause to be furnished any material non-public information concerning the Business to any Person (other than a Buyer and their agents and representatives), other than in the Ordinary Course of Business or pursuant to applicable Law. Seller shall cause the Business not to sell, transfer or otherwise dispose of, create any Encumbrance (other than a Permitted Encumbrance) upon, or transfer any interest in, any tangible asset of the Business, other than in the Ordinary Course of Business and consistent with past practice.

6.3 Third Party Confidential Information. Each Buyer acknowledges that as part of the acquisition of the Assets and assumption of the Assumed Liabilities, such Buyer will receive certain third party confidential information that Seller holds as part of the Business. Each Buyer acknowledges and agrees that it will keep such information confidential and will not disclose such information to anyone other than its attorneys and advisors assisting Buyer in this transaction except to the extent Seller could have disclosed such information in accordance with the terms of any applicable non-disclosure agreement between Seller and such third party, copies of which Seller delivered, or caused to be delivered, to such Buyer.

6.4 Pre-Closing Access and Information. From the date hereof until Closing, Seller will, and will cause its representatives to, give Veritek and Veritek’s representatives reasonable access during normal business hours to, and make available documents, records, work papers and information with respect to, the properties, assets, books, contracts, commitments, reports and records relating to the Business, as Veritek shall from time to time reasonably request. In addition, Seller will permit Veritek and its representatives reasonable access to such personnel of the Business during normal business hours and upon reasonable notice as may be reasonably necessary or useful to Veritek in its review of the properties, assets and business affairs of the Business and the above-mentioned documents, records and information.

6.5 Retention of Records; Post-Closing Assistance. After the Closing Date, Veritek shall retain for a period of no less than three years those material records of Seller delivered to Veritek as part of the Assets; provided, however, that Veritek shall retain for a minimum of three years following the Closing Date any records relevant or related to the matters described in Section 2.3(b)(iv). Veritek shall also provide Seller and its representatives reasonable access to such records as well as to Veritek’s employees and representatives (including interviewing employees and participation of such employees in litigation or other third party claims including depositions, preparing and executing declarations, participating at trial and any other reasonably related matters) during normal business hours and on at least three days’ prior written notice, to enable Seller to prepare financial statements or Tax returns or to act with respect to Tax audits, to prosecute or defend third party claims or litigation as well as for any other reason reasonably related to this Agreement, Seller to reimburse Veritek’s reasonable out of pocket expenses related thereto. After the Closing Date, Seller shall use reasonable efforts to retain, or cause to be retained, for a period of no less than three years material records relating to the Business not included in the Assets and shall provide, or cause to be provided to, Veritek and its representatives from time to time, notice of the location and terms of access to such records. Furthermore, in the event necessary pursuant to legal proceedings brought against or by the Business, Seller shall not unreasonably withhold from Veritek copies of, or upon reasonable assurances as to the return of such document, originals, of records relating to the Business not included in the Assets.

6.6 Use of Business Names by Buyers. Each Buyer acknowledges that Seller has the absolute and exclusive proprietary right to all Names incorporating “REMEC” or any similar Name and to all Logos incorporating REMEC or any similar name. All rights of Seller and its Affiliates to the same and the goodwill represented thereby and pertaining thereto are being retained by Seller. Each Buyer agrees that it will not use the REMEC Name or any similar Names or Logos incorporating such Names or any similar Names in any manner, including in connection with the sale of any products or services or otherwise in the conduct of the Business.

6.7 Efforts to Close. Seller and each Buyer each agrees to use all reasonable good faith efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated hereby. Seller and each Buyer shall each use all reasonable good faith efforts to fulfill the conditions set forth in ARTICLE 7 over which they have control or influence and to complete the transactions contemplated by this Agreement. In addition, Seller and each Buyer each agrees to execute reasonable supplemental or additional documents, to execute reasonable amendments to documents delivered at Closing, to re-execute documents delivered at Closing and to take any other reasonable actions as are necessary or reasonably appropriate to fully carry out and consummate the transactions contemplated herein or to correct errors or omissions, if any, in any document delivered at Closing.

6.8 Further Assurances. The parties shall cooperate reasonably with each other and with their respective representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and shall (a) furnish upon request to each other such further information, (b) execute and deliver to each other such other documents and (c) do such other acts and things, all as any other party may reasonably request for the purpose of carrying out the intent of this Agreement and the transactions contemplated hereby. If at any time after the Closing Date, any further action is reasonably necessary to carry out the intent of this Agreement, the parties shall each take or cause to be taken all such necessary action, including the execution and delivery of further instruments and documents, as may be reasonably requested to complete or perfect the transactions contemplated by this Agreement.

6.9 IT Equipment; Installation. Prior to Closing, Seller will procure and install at the Business the IT equipment and related software set forth on Exhibit 6.9. Seller will also procure on behalf of the Business certain other hardware (capital assets) requested by Buyer and approved by Seller. At Closing, all such equipment and software will be deemed to be Assets and will be transferred to Buyer pursuant to the Bill of Sale and Assignment and Assumption Agreement.

ARTICLE 7

CLOSING CONDITIONS

7.1 Conditions to Obligation of Seller. The obligation of Seller to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions (except to the extent waived by Seller):

(a) (i) the representations and warranties of each Buyer contained in this Agreement not qualified with any “Buyer Material Adverse Effect” qualifier or other materiality qualifier shall be true and correct in all material respects (it being understood that for purposes of determining accuracy of such representations and warranties all qualifications based on the word “material” contained in such representations and warranties shall be disregarded), and (ii) representations and warranties of each Buyer contained in this Agreement qualified with any “Buyer Material Adverse Effect” qualifier or other materiality qualifier shall be true and correct in all respects; in the case of each of (i) and (ii), as of the date of this Agreement and as of the Closing Date except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date;

(b) Each Buyer shall have performed and complied in all material respects with all of its covenants hereunder through the Closing;

(c) No action, suit or proceeding shall be pending before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (i) prevent consummation of any of the transactions contemplated hereby or (ii) cause any of the transactions contemplated hereby to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling or charge shall be in effect);

(d) Each Buyer shall have delivered to Seller a certificate to the effect that each of the conditions specified above in Section 7.1(a)-(c) is satisfied in all material respects, with such certificate reflecting the condition in Section 7.1(c) being to such Buyer’s knowledge;

(e) Buyers shall deliver or cause to be delivered the Closing Payment, as adjusted as necessary pursuant to Section 2.5, and all sales, use and transfer Taxes provided for in Section 2.9, by wire transfer of immediately available funds to an account designated by Seller in writing;

(f) Veritek shall have delivered to Seller an appropriate resale certificate in relation to the inventory and products being acquired pursuant to this Agreement as well as products to be acquired pursuant to the Manufacturing Agreement;

(g) The Employee offer letters referenced in Section 3.1(a) shall have been issued by Veritek as contemplated thereby;

(h) Buyers shall have delivered to Seller Exhibit 5.4, which shall be incorporated herein as of the Closing Date, in such form as is reasonably acceptable to Seller; and

(i) All other deliveries required by Section 2.7(a)(x) shall have been made.

7.2 Conditions to Obligation of Buyers. The obligation of Buyers to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions (except to the extent waived by Buyers):

(a) (i) the representations and warranties of Seller contained in this Agreement not qualified with any “Business Material Adverse Effect” qualifier or other materiality qualifier shall be true and correct in all material respects (it being understood that for purposes of determining accuracy of such representations and warranties all qualifications based on the word “material” contained in such representations and warranties shall be disregarded), and (ii) representations and warranties of Seller contained in this Agreement qualified with any “Business Material Adverse Effect” qualifier or other materiality qualifier shall be true and correct in all respects; in the case of each of (i) and (ii), as of the date of this Agreement and as of the Closing Date except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date;

(b) Seller shall have performed and complied in all material respects with all of its covenants hereunder through the Closing;

(c) No action, suit or proceeding shall be pending before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (i) prevent consummation of any of the transactions contemplated hereby or (ii) cause any of the transactions contemplated hereby to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling or charge shall be in effect);

(d) Seller shall have delivered to Buyers a certificate to the effect that each of the conditions specified above in Section 7.2(a)-(c) is satisfied in all material respects, with such certificate reflecting the condition in Section 7.2(c) being to Seller’s Knowledge; and

(e) All deliveries required by Section 2.7(a) shall have been made.

ARTICLE 8

INDEMNIFICATION

8.1 Survival. Subject to Section 8.5, all representations, warranties, covenants and obligations in this Agreement will survive the Closing.

8.2 Indemnification by Seller. From and after the Closing, Seller shall indemnify and hold harmless Buyers and each of their Affiliates and the directors, officers, employees, attorneys, agents, representatives, successors and assigns of Buyers and their Affiliates (collectively, the “Affiliated Parties”) (Buyers and the Affiliated Parties being sometimes collectively referred to as “Buyer Indemnitees”) in respect of any and all actual claims, losses, damages, liabilities, penalties, interest, costs and expenses (including any actual and reasonable attorney, accountant and consultant fees and other expenses, including any such actual and reasonable expenses incurred in connection with investigating, defending against or settling any such claims but excluding any claims, losses, damages, liabilities, penalties, interest, costs or expenses that are consequential, special or punitive, are in the nature of lost profits or diminution in value or are otherwise not actual claims, losses, damages, liabilities, penalties, interest, costs or expenses; provided, however, that nothing herein will be construed to exclude any losses, liabilities, claims or expenses that are actual losses, liabilities, claims or expenses arising from third party claims regardless of the nature of payment) reasonably incurred by a Buyer or its Affiliated Parties (“Buyer Losses”), in connection with, or resulting from, each and all of the following:

(a) Any breach by Seller of any representation or warranty set forth in this Agreement;

(b) Any breach of any covenant, agreement or obligation of Seller contained in this Agreement;

(c) Any noncompliance by Seller with any Bulk Sales Laws applicable to the transactions contemplated by this Agreement;

(d) Any Retained Liabilities; and

(e) The operation of Seller’s business or the use by Seller of any Excluded Assets after the Closing Date.

Notwithstanding any other provision of this Agreement, the remedies provided for in this ARTICLE 8 shall constitute each Buyer’s sole and exclusive remedy for any post-Closing claims made in connection with this Agreement or Buyer Losses, except for the actual fraud of Seller. Neither Buyer shall have any recourse against any officer, director or employee of Seller in such capacities in connection with, and each Buyer hereby waives and releases and discharges all officers, directors and employees of Seller in such capacities from and against, any and all Buyer Losses, directly or indirectly, as a result of, or based upon or arising from the conduct of the Business and any act or omission with respect to the Business prior to the Closing or from this Agreement or the transactions contemplated by this Agreement.

8.3 Indemnification by Buyers. From and after the Closing, each Buyer shall jointly and severally indemnify and hold harmless Seller and each of Seller’s Affiliates and the officers, directors, employees, attorneys, agents, representatives, successors and assigns of Seller and its Affiliates (collectively, “Seller Indemnitees”) in respect of any and all actual claims, losses, damages, liabilities, penalties, interest, costs and expenses (including any actual reasonable attorney, accountant and consultant fees and other expenses, including any such actual and reasonable expenses incurred in connection with investigating, defending against or settling any such claims but excluding any claims, losses, damages, liabilities, penalties, interest, costs or expenses that are consequential, special or punitive, are in the nature of lost profits or diminution in value or are otherwise not actual claims, losses, damages, liabilities, penalties, interest, costs or expenses; provided, however, that nothing herein will be construed to exclude any losses, liabilities, claims or expenses that are actual losses, liabilities, claims or expenses arising from third party claims regardless of the nature of the payment) reasonably incurred by Seller Indemnitees, in connection with, or resulting from, each and all of the following:

(a) Any breach by either Buyer of any representation or warranty set forth in this Agreement;

(b) Any breach of any covenant, agreement or obligation of either Buyer contained in this Agreement;

(c) The operation or ownership of the Business or the Assets after the Closing Date;

(d) The failure of either Buyer to pay any sales, use or transfer Taxes provided for in Section 2.9; and

(e) The Assumed Liabilities.

Notwithstanding any other provisions in this Agreement, the remedies provided for in this ARTICLE 8 shall constitute Seller’s sole and exclusive remedy for any post-Closing claims made in connection with this Agreement, except for the actual fraud of either Buyer. Furthermore, the sole monetary remedies for a claim that Buyer failed to timely consummate the Closing as described in Section 9.3 shall be as provided for in Section 9.3 and not this ARTICLE 8.

8.4 Claims for Indemnification. Whenever any claim shall arise for indemnification hereunder, the party entitled to indemnification (the “Indemnified Party”) shall promptly notify the party obligated to provide indemnification (the “Indemnifying Party”) in writing of the claim and, when known, the facts constituting the basis for such claim; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligation hereunder to the extent such failure does not materially prejudice the Indemnifying Party (it being agreed that the inability to defend a claim which gives rise to any obligation to pay any monetary amount of any kind shall be considered to prejudice such Indemnifying Party). In the event of any claim or demand asserted against the Indemnified Party by a third party upon which the Indemnified Party may claim indemnification, the Indemnifying Party shall give written notice to the Indemnified Party within 15 days after receipt of notice of such indemnification claim from the Indemnified Party indicating whether the Indemnifying Party intends to assume the defense of such claim or demand. Notwithstanding such assumption, the Indemnified Party shall have the right to participate in such defense, by written notice given to the Indemnifying Party within 15 days from the date of the Indemnifying Party’s notice, provided that such participation shall be at the expense of the Indemnified Party unless there is a conflict of interest between the Indemnified Party and the Indemnifying Party or different defenses are available to the Indemnified Party, in which case the cost of such participation (including attorneys fees for counsel selected by the Indemnified Party) shall be reimbursed by the Indemnifying Party. If the Indemnifying Party assumes the defense and the Indemnified Party does not participate, the Indemnifying Party shall have the right fully to control and to settle the proceeding. If the Indemnified Party elects to participate in such defense, the parties shall cooperate in the defense of the proceeding, and shall not settle the same without the consent of each, which consent shall not be unreasonably withheld. If the Indemnifying Party elects not to assume the defense, the Indemnified Party shall have the right to do so (at the expense of the Indemnifying Party), and may settle the same without the consent of the Indemnifying Party.

8.5 Limitations on Indemnification

(a) Notwithstanding any other provision of this Agreement, the right of Buyer Indemnitees to indemnification for Buyer Losses under Section 8.2(a) shall be subject to the following provisions:

(i) No indemnification by Seller shall be payable pursuant to Section 8.2(a) unless the total of all claims for indemnification pursuant to such Section 8.2(a) shall exceed $500,000 in the aggregate and no indemnification by Buyer shall be payable pursuant to Section 8.3(a) unless the total of all claims for indemnification pursuant to such Section 8.3(a) shall exceed $500,000 in the aggregate, whereupon only the amount of such claims in excess of the foregoing threshold amount shall be recoverable in accordance with the terms hereof; provided, however, that claims by Buyer arising pursuant to the representations and warranties set forth at Section 4.5 (as to title only) or Section 4.23 shall not be subject to this limitation;

(ii) No indemnification by Seller shall be payable pursuant to Section 8.2(a) for amounts in excess of $1,500,000 and no indemnification by Buyers shall be payable pursuant to Section 8.3(a) for amounts in excess of $1,500,000, provided, however, that claims by Buyer arising pursuant to the representations and warranties set forth at Section 4.5 (as to title only) shall not be subject to this limitation or considered in its application; and

(iii) No claim for indemnification shall be made pursuant to Section 8.2(a), 8.2(b), 8.3(a) or 8.3(b) after the first anniversary of the Closing Date, except with respect to the representations and warranties in Section 4.11 (Environmental) for which no claim for indemnification shall be made after the third anniversary of the Closing Date or breaches of any covenants which by their terms contemplate performance following the Effective Time.

(b) All amounts to which an Indemnified Party may be entitled pursuant to the provisions of Sections 8.2 and 8.3 shall be net of (i) any insurance coverage with respect thereto, (ii) any tax benefits realized by the Indemnified Party and net of any set off, including any indemnification claim the Indemnifying Party has against the Indemnified Party without regard to whether the indemnification claim being set off is less than the minimum amount required by Section 8.5(a)(i) or consists in whole or in part of amounts in excess of the maximum amount imposed by Section 8.5(a)(ii).

(c) Notwithstanding the provisions of this Section 8.5 to the effect that an Indemnifying Party’s obligations shall expire at specified times set forth herein, such obligations shall continue (i) as to any matter as to which a claim is submitted in writing to the Indemnifying Party prior to such specified time and identified as a claim for indemnification pursuant to this Agreement and (ii) as to any matter that is based upon fraud by the Indemnifying Party, until such time as such claims and matters are discovered and resolved.

ARTICLE 9

TERMINATION

9.1 Termination. Subject to Section 9.3, this Agreement may be terminated at any time prior to the Closing Date:

(a) by the written agreement of each Buyer and Seller;

(b) by either both Buyers or Seller by written notice to the other if the Closing has not occurred by 5:00 p.m., Pacific time, on July 29, 2005, or such later date as Buyers and Seller shall agree upon if the Closing will not have occurred by reason of the failure of any condition set forth in Section 7.2, in the case of Buyers, or Section 7.1, in the case of Seller, to be satisfied (unless such failure is the result of one or more breaches or violations of, or inaccuracy in, any covenant, agreement, representation or warranty of this Agreement by the terminating party);

(c) by Buyers by giving written notice to Seller at any time prior to the Closing in the event Seller has breached any representation, warranty, or covenant contained in this Agreement in any material respect, Buyers have notified Seller of the breach, and the breach has continued without cure for a period of seven days after the notice of breach; and

(d) by Seller by giving written notice to Buyers at any time prior to the Closing in the event either Buyer has breached any representation, warranty, or covenant contained in this Agreement in any material respect, Seller has notified Buyers of the breach, and the breach has continued without cure for a period of seven days after the notice of breach.

9.2 Effect of Termination. In the event that this Agreement is terminated, each of the parties shall return (without retaining copies) all documents and papers containing confidential information (including without limitation technical information, customer lists, financial data and any similar information developed by another party pursuant to this Agreement or in contemplation of the transactions contemplated by this Agreement) and shall neither use nor disclose any such information, except to the extent that such information is available to the public or is otherwise rightfully obtained. In the event of termination of this Agreement pursuant to this ARTICLE 9, subject to Section 9.3, none of the parties shall have any obligation to the other parties whatsoever with respect to this Agreement, the transactions provided for herein or the expenses either of them incurred in connection with or in contemplation of such transactions, except for Liabilities arising in respect of breaches under this Agreement prior to the date of termination and obligations imposed in this Section 9.2.

9.3 Failure to Close by Buyer.

If all the conditions set forth in Section 7.2 to Buyers’ obligation to complete the Closing have been satisfied or waived (provided that if the failure of a condition is the result of one or more breaches or violations of, or inaccuracies in, any covenant, agreement representation or warranty of a Buyer such condition shall be considered satisfied), or Seller has tendered satisfaction of such conditions, yet a Buyer fails to complete the Closing by July 29, 2005, both Seller and the Business may suffer substantial, long-lasting and even permanent damages. Among the reasons are that it typically becomes difficult to sell a business, or sell it for full price, if and after prospective buyers learn that an agreed-upon sale has fallen through, and also because employees, customers, suppliers and others may abandon or discount the business due to perceived uncertainties about the future of the business and its ownership. For these reasons, it also becomes very difficult to continue to operate the business in the same manner. Because of this, the task of proving the amount of such damages (or, in the case of Buyers, attempting to refute such proof) can be challenging and expensive. Accordingly, in such event, Buyers agree to promptly pay to Seller $1,000,000. The parties believe that the payment provided for in this Section 9.3 represents a reasonable monetary remedy for Seller in such circumstances. That payment shall constitute Seller’s sole monetary remedy for such a failure to complete the Closing by a Buyer. However, this Section 9.3 shall in no manner limit Seller’s right to obtain injunctive or other non-monetary judicial relief or its arbitral equivalent, whether specific performance, an injunction or otherwise with respect to confidentiality matters only. Furthermore, the amounts described in this Section 9.3 shall not limit any remedies Seller may have for the breach by either Buyer of the obligations of Buyers set forth at Sections 6.3 or 10.9.

ARTICLE 10

MISCELLANEOUS

10.1 Fees and Expenses. Seller, on the one hand, and Buyers, on the other hand, will bear their own expenses in connection with the negotiation and consummation of the transactions contemplated hereby, including any broker’s commission or finder’s fee incurred by any such party.

10.2 Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally (with written confirmation of receipt), by facsimile transmission (with confirmation by the transmitting equipment and subsequently by a nationally recognized overnight delivery service (receipt requested)), five Business Days following the date mailed when mailed by registered or certified first class mail, return receipt requested and postage prepaid, or when received by the addressee by a nationally recognized overnight delivery service

(receipt requested) to the parties at the following addresses, or at such other addresses as the parties may designate by written notice in the manner aforesaid:

If to Buyers:	Mr. Brian R. Kahn 5506 Worsham Court Windermere, Florida 34786 Facsimile: (208) 728-8007

With a copy to: (which copy shall not constitute notice)	Sims Moss Kline & Davis LLP 3 Ravinia Drive Suite 1700 Atlanta, Georgia 30346-2133 Attention: Jerry L. Sims, Esq. Facsimile: 866 825 3791

If to Seller:	REMEC, Inc. 3790 Via de la Valle Del Mar, CA 92014-4252 Attention: Senior Vice President, General Counsel Facsimile: 858 259 4186

With a copy to: (which copy shall not constitute notice)	Heller Ehrman LLP 333 Bush Street San Francisco, CA 94104 Attention: Randall Schai, Esq. Facsimile: 415 772-6268

10.3 Assignability and Parties in Interest. This Agreement shall not be assignable by any party hereto; provided, however, that each party shall have the right to assign this Agreement in connection with a merger, acquisition, reorganization or sale of all or substantially all of its assets so long as any successor of a party expressly assumes all the obligations of such party under this Agreement. Subject to the foregoing, this Agreement shall inure to the benefit of and be binding upon the parties and their respective successors. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.

10.4 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the internal law, and not the law pertaining to conflicts or choice of law, of the State of California.

10.5 Arbitration. Any dispute or claim arising out of or in connection with this Agreement will be finally settled by binding arbitration in the State of California, City and Country of San Diego in accordance with the then-current Commercial Arbitration Rules of the American Arbitration Association by one arbitrator appointed in accordance with said rules. The arbitrator shall apply California law, without reference to rules of conflicts of law or rules of statutory arbitration, to the resolution of any dispute. Judgment on the awarded rendered by the arbitrator may be entered in any court having jurisdiction thereof. Notwithstanding the foregoing, the parties may apply to any court of competent jurisdiction for preliminary or interim equitable relief, or to compel arbitration in accordance with this Section 10.5, without breach of this provision.

10.6 Counterparts; Facsimile Execution. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement shall become effective when one or more counterparts have been signed by each of the parties and delivered (by facsimile or otherwise) to the other parties, it being understood that all parties need not sign the same counterpart. Any counterpart or other signature delivered by facsimile shall be deemed for all purposes as constituting good and valid execution and delivery of this Agreement by a party.

10.7 Complete Agreement. This Agreement, the exhibits, the Disclosure Schedules, the Ancillary Agreements, certain side letters and the documents delivered or to be delivered pursuant to this Agreement or the side letters contain the entire agreement among the parties with respect to the transactions contemplated hereby and (except for the Confidentiality Agreement dated March 10, 2005, which shall remain in effect through the Closing) shall supersede all previous oral and written and all contemporaneous oral negotiations, commitments and understandings.

10.8 Modification, Amendment and Waiver. This Agreement may be modified, amended or otherwise supplemented only by a writing signed by the parties. No waiver of any right or benefit hereunder shall be deemed effective unless and until a writing waiving such right or benefit is executed by the party waiving such right or benefit.

10.9 Public Announcements; Confidentiality. Any public announcement or similar publicity with respect to this Agreement or the transactions contemplated by this Agreement will be issued, if at all, at such time and in such manner as Veritek and Seller mutually determine or as required by Legal Requirements, including securities laws requirements or requirements of any securities markets on which the shares of Veritek or Seller are listed. Veritek and Seller each agree to consult with the other and cooperate in connection with the issuance of any press releases or trade releases and the making of such other public statements with respect to this Agreement and the transactions contemplated by this Agreement as they may deem necessary or appropriate. Unless consented to by Veritek and Seller in writing in advance or required by Legal

Requirements, including securities laws requirements or requirements of any securities markets on which the shares of Veritek or Seller are listed, prior to the Closing Seller, each Buyer and each of their affiliates shall keep this Agreement and each Ancillary Agreement strictly confidential and may not make any disclosure of this Agreement or any Ancillary Agreement to any Person, provided, however, that this Agreement and each Ancillary Agreements may be disclosed in connection with a merger, acquisition, reorganization or sale of all or substantially all of the assets of a Buyer or Seller (subject to binding use and disclosure restrictions at least as protective as those set forth herein). Seller and Veritek will consult with each other concerning the means by which the employees, customers, and suppliers of the Business and others having dealings with the Business will be informed of the transactions contemplated by this Agreement, and Veritek will have the right to be present for any such communication. Immediately following the Closing, Seller and Veritek shall jointly publicly announce completion of the Closing in mutually agreeable form, and failing such public announcement no later than twenty-four hours after the Closing each shall be entitled to make its own public announcement.

10.10 Interpretation; Rules of Construction.

(a) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Section, subsection, preamble, recital and party references are to this Agreement unless otherwise stated.

(b) No party or its counsel shall be deemed the drafter of this Agreement for purposes of construing its provisions, and all language in all parts of this Agreement shall be construed in accordance with its fair meaning, and not strictly for or against any party. The parties waive any rule of law or judicial precedent that provides that contractual ambiguities are to be construed against the party who shall have drafted the contractual provision in question. The word “including” shall mean “including without limitation.”

10.11 Severability. If any portion of this Agreement shall be determined to be invalid or unenforceable in a court of competent jurisdiction, the remainder shall be valid and enforceable to the maximum extent possible.

10.12 Incorporation of Exhibits and Schedules. The exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

[Signatures to follow]

IN WITNESS WHEREOF, each of the parties has executed this Agreement as of the date first above written.

BUYERS Veritek Manufacturing Services, LLC		SELLER REMEC, Inc.

By:	/s/ Brian Kahn	By:	/s/ Jon E. Opalski
Name:	Brian Kahn	Name:	Jon E. Opalski
Title:	Managing Director	Title:	Executive Vice President

Samjor Family Limited Partnership

By:	/s/ Brian Kahn
Name:	Brian Kahn
Title:	President of General Partner

EXHIBIT LIST

Exhibit 2.1(a)	-	Escondido, California Assets
Exhibit 2.1(b)	-	Poway, California Assets
Exhibit 2.1(c)	-	Costa Rica Assets
Exhibit 2.1(d)	-	Assumed Contracts
Exhibit 2.1(f)	-	Government Authorizations
Exhibit 2.2(a)	-	Excluded Contracts
Exhibit 2.1(h)	-	Excluded Assets
Exhibit 2.3(b)(iv)	-	Excluded Cardinal/Tyco Contracts
Exhibit 2.4(b)		Certain Customers
Exhibit 2.7(a)(ii) – A	-	Form of Bill of Sale
Exhibit 2.7(a)(ii) – B	-	Form of Costa Rica Bill of Sale
Exhibit 2.7(a)(iii)	-	Form of Assignment and Assumption Agreement
Exhibit 2.7(a)(iv)	-	Form of Information Technology Transition Services Agreement
Exhibit 2.7(a)(v)	-	Form of Manufacturing Agreement
Exhibit 2.7(a)(vi)	-	Form of Agreement Related to Bank License Agreement
Exhibit 2.7(a)(vii)	-	Form of Sublease
Exhibit 2.7(a)(viii)	-	Form of License Agreement
Exhibit 5.4		Veritek Employee Benefit Plans, Programs and Policies
Exhibit 6.9		IT Equipment and Software

SCHEDULE LIST

Schedule 4.2(b)(ii)	-	Required Consents or Approvals
Schedule 4.2 (b) (iii)	-	Contract Notices or Rights
Schedule 4.3	-	Net Assets Employed; Income Statement
Schedule 4.4	-	Permits and Other Filings
Schedule 4.5	-	Encumbrances
Schedule 4.6	-	Assets Necessary to Conduct Business
Schedule 4.7	-	Real Property
Schedule 4.9	-	Undisclosed Liabilities
Schedule 4.11	-	Environmental Matters
Schedule 4.12(a)	-	Intellectual Property
Schedule 4.12(b)	-	Intellectual Property Licenses
Schedule 4.13	-	Employee Information Schedule 4.6
Schedule 4.14	-	Employee Benefit Plans
Schedule 4.15	-	Contracts
Schedule 4.17		Compliance with Laws
Schedule 4.18	-	Litigation
Schedule 4.19	-	Broker’s Fees
Schedule 4.21	-	Warranty
Schedule 6.1	-	Conduct of Business